Form 40-F
period 2025-12-31
Elemental Royalty Corp
filed 2026-03-24
CIK 2086771

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED December 31, 2025                  Commission file number: 001-42900

ELEMENTAL ROYALTY CORPORATION
(Exact Name of Registrant as Specified in its Charter)
Not Applicable
(Translation of Registrant’s name into English (if applicable))
British Columbia, Canada
(Province or other jurisdiction of incorporation or organization)
1040
(Primary Standard Industrial Classification Code Number (if applicable))
Not Applicable
(I.R.S. Employer Identification Number (if applicable))
10001 W. Titan Road
Littleton, Colorado, United States of America 80125
(604) 688-6390
(Address and Telephone Number of Registrant's Principal Executive Office)
CT Corporation System
28 Liberty Street
New York, New York 10005
(855) 316-8944
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which Registered:
Common Shares, no par value	ELE	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 63,829,995 common shares.
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.     ☒ Yes ☐ No
Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). ☒ Yes ☐ No
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
☒ Emerging growth company.
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Auditor Firm Id:	Auditor Name:	Auditor Location:
271	PricewaterhouseCoopers LLP	Toronto, Canada

Elemental Royalty Corporation
EXPLANATORY NOTE
Elemental Royalty Corporation (the “Registrant”) is a Canadian corporation eligible to file its Annual Report pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40‑F. The Registrant is a “foreign private issuer” as defined in Rule 3b‑4 under the Exchange Act. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), and 14(f) of the Exchange Act pursuant to Rule 3a12‑3 thereunder. Insiders of the Registrant are also exempt from Section 16 of the Exchange Act.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this Annual Report on Form 40‑F are forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). Additionally, the safe harbor provided in Section 21E of the Exchange Act and Section 27A of the Securities Act applies to any forward-looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Disclosure of Contractual Obligations” in this Annual Report on Form 40‑F. Please see “Forward-Looking Information” beginning on page 27 of the Management’s Discussion and Analysis for the fiscal year ended December 31, 2025 of the Registrant, attached as Exhibit 99.3 to this Annual Report on Form 40‑F, and “Cautionary Note Regarding Forward-Looking Statements” beginning on page 2 of the Annual Information Form for the fiscal year ended December 31, 2025 of the Registrant, attached as Exhibit 99.1 to this Annual Report on Form 40‑F.
MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES
Unless otherwise indicated, all mineral resource and mineral reserve estimates included in the documents incorporated by reference into this Annual Report on Form 40‑F have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian securities administrators, which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ from the requirements of the United States Securities and Exchange Commission (the “SEC”). Accordingly, mineral resource and mineral reserve estimates, and other scientific and technical information, contained in the documents incorporated by reference into this Annual Report on Form 40‑F may not be comparable to similar information disclosed by U.S. companies.
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
The Registrant is permitted, under the multijurisdictional disclosure system adopted by the United States, to prepare this Annual Report on Form 40‑F in accordance with Canadian disclosure requirements, which are different from those of the United States.
The Registrant prepares its consolidated financial statements, which are filed with this Annual Report on Form 40‑F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Such financial statements may not be comparable to financial statements prepared in accordance with United States generally accepted accounting principles.
Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40‑F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2025, based upon historical rates published by the U.S. Federal Reserve, was U.S.$1.00 = C$1.3690.
Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40‑F.
PRINCIPAL DOCUMENTS
Annual Information Form
The Registrant’s Annual Information Form for the fiscal year ended December 31, 2025 is filed as Exhibit 99.1 and incorporated by reference in this Annual Report on Form 40‑F.
Audited Annual Financial Statements
The audited consolidated financial statements of the Registrant for the fiscal year ended December 31, 2025, including the report of PricewaterhouseCoopers LLP, the Registrant’s Independent Registered Public Accounting Firm, are filed as Exhibit 99.2 and incorporated by reference in this Annual Report on Form 40‑F.

Management’s Discussion and Analysis
The Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2025 is filed as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40‑F.
CONTROLS AND PROCEDURES
Certifications
The required certifications are included in Exhibits 99.4, 99.5, 99.6 and 99.7 of this Annual Report on Form 40‑F.
Disclosure Controls and Procedures
At the end of the period covered by this report, an evaluation of the effectiveness of the design and operation of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rule 13a‑15(e) and Rule 15d‑15(e) under the Exchange Act) was carried out by the Registrant’s principal executive officer (the “PEO”) and principal financial officer (the “PFO”). Based upon that evaluation, the Registrant’s PEO and PFO have concluded that, as of the end of the period covered by this report, the design and operation of the Registrant’s disclosure controls and procedures were effective to ensure that (i) information required to be disclosed in reports that the Registrant files or submits to regulatory authorities is recorded, processed, summarized and reported within the time periods specified by regulation, and (ii) is accumulated and communicated to management, including the Registrant’s PEO and PFO, to allow timely decisions regarding required disclosure.
Management Report on Internal Control Over Financial Reporting & Auditor Attestation
This Annual Report on Form 40-F does not include a report of management’s assessment regarding internal control over financial reporting (“ICFR”) or an attestation report of the Registrant’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.
Changes in Internal Control over Financial Reporting
During the year ended December 31, 2025, the Registrant completed the acquisition of EMX Royalty Corporation ("EMX"), which significantly expanded the Registrants's operations. As a result of the acquisition, the Registrants's internal control over financial reporting changed to incorporate the controls and processes of EMX. Management is in the process of integrating EMX's internal controls with those of the Registrant. Other than the foregoing, during the year ended December 31, 2025, there were no changes in the Registrant's ICFR that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.
NOTICES PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2025 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT
Audit Committee
The Board of Directors has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the Registrant’s annual financial statements. As of the date of this Annual Report on Form 40‑F, the members of the Audit Committee are Sunny Lowe (Chair), Ravi Sood and Antonio Simon Vumbaca.
The Board of Directors of the Registrant has determined that all members of the Audit Committee are “independent,” as such term is defined under the rules of the Nasdaq Stock Market LLC (“Nasdaq”). Further, the Registrant has determined that all members of the Audit Committee are financially literate, meaning that they are able to read and understand fundamental financial statements.
Audit Committee Financial Expert
The Board of Directors of the Registrant has determined that Sunny Lowe, is an “audit committee financial expert,” as defined in General Instruction B(8)(b) of Form 40‑F. The U.S. Securities and Exchange Commission (the “Commission”) has indicated that the designation of Ms. Lowe, as an audit committee financial expert, does not make her an “expert” for any purpose, impose any duties, obligations or liability on her that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.
CODE OF ETHICS
The Registrant has adopted a written code of ethics for its directors, officers and employees entitled “Code of Conduct and Ethics” (the “Code”) that complies with Section 406 of the Sarbanes-Oxley Act of 2002 and with Rule 5610 of the Nasdaq Listing Rules. The Code includes, among other things, written standards for the Registrant’s Chief Executive Officer, Chief Financial Officer and principal accounting officer or controller, or persons performing similar functions, which are required by the Commission for a code of ethics applicable to such officers. A copy of the Code is posted on the Registrant’s website at https://elementalroyalty.com/about/corporate-governance/.
No substantive amendments to the Code were adopted during the year ended December 31, 2025. No “waiver” or “implicit waiver,” as such terms are defined in Note 6 to General Instruction B(9) of Form 40‑F, was granted relating to any provision of the Code during the year ended December 31, 2025.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The Registrant’s auditor during the fiscal years ended December 31, 2025 and 2024 was PricewaterhouseCoopers LLP, Chartered Professional Accountants (“PwC”). Aggregate fees billed to the Registrant for professional services rendered by PwC and its affiliates during the fiscal years ended December 31, 2025 and 2024, respectively, are detailed below.
Audit Fees
PWC’s agreed upon fees for audit services for the fiscal years ended December 31, 2025 and December 31, 2024 were US$517,116 and US$212,082, respectively.
Audit-Related Fees
PwC’s fees incurred in the fiscal years ended December 31, 2025 and December 31, 2024 for audit-related fees, including fees for consents and regulatory filings, were US$106,757 and nil, respectively.
Tax Fees
PwC’s fees incurred in the fiscal years ended December 31, 2025 and December 31, 2024 for professional tax services were nil and nil, respectively.
All Other Fees
PwC’s fees incurred in the fiscal years ended December 31, 2025 and December 31, 2024 for other advisory services rendered were nil and nil, respectively.
Pre-Approval Policies and Procedures
All audit and non-audit services performed by the Registrant’s auditor must be pre-approved by the Audit Committee of the Registrant. For the fiscal year ended December 31, 2025, all audit and non-audit services performed by the Registrant’s auditor were pre-approved by the Audit Committee of the Registrant, pursuant to Rule 2‑01(c)(7)(i) of Regulation S-X.
OFF-BALANCE SHEET ARRANGEMENTS
As of December 31, 2025, the Registrant does not have any “off-balance sheet arrangements” (as that term is defined in paragraph 11 of General Instruction B to Form 40‑F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The information provided under the heading “Contractual obligations and commitments” in the Management’s Discussion and Analysis for the year ended December 31, 2025 included as Exhibit 99.3 to this Annual Report on Form 40-F, is incorporated herein by reference.

MINE SAFETY DISCLOSURE
Not applicable.
DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION
Not applicable.
NASDAQ CORPORATE GOVERNANCE
The Registrant is a “foreign private issuer” as defined in Rule 3b‑4 under the Exchange Act and its common shares are listed on Nasdaq. Nasdaq Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of certain requirements in the Nasdaq Listing Rules. A foreign private issuer that follows home country practices in lieu of certain corporate governance provisions of the Nasdaq Listing Rules must disclose each Nasdaq corporate governance requirement that it does not follow and include a brief statement of the home country practice the issuer follows in lieu of the Nasdaq corporate governance requirement(s), either on its website or in its annual filings with the Commission. A description of the significant ways in which the Registrant’s corporate governance practices differ from those followed by domestic companies pursuant to the applicable Nasdaq Listing Rules is disclosed on the Registrant’s website at https://elementalroyalty.com/investors/corporate-documents/.
UNDERTAKING
The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40‑F; the securities in relation to which the obligation to file an Annual Report on Form 40‑F arises; or transactions in said securities.
CONSENT TO SERVICE OF PROCESS
The Registrant filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with the Commission on October 23, 2025 with respect to the class of securities in relation to which the obligation to file this Annual Report on Form 40-F arises.
Any change to the name or address of the Registrant’s agent for service of process shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX
The following documents are being filed with the Commission as Exhibits to this Annual Report.

Exhibit	Description
97.1	Elemental Royalty Corporation Clawback Policy

99.1	Annual Information Form of the Registrant for the year ended December 31, 2025

99.2	Audited Consolidated Financial Statements of the Registrant for the years ended December 31, 2025 and 2024, together with the report of the Independent Registered Public Accounting Firm thereon

99.3	Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2025

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a 14(a) or Rule 15d 14(a) of the United States Securities Exchange Act of 1934

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a 14(a) or Rule 15d 14(a) of the United States Securities Exchange Act of 1934

99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.8	Consent of Independent Registered Public Accounting Firm – PricewaterhouseCoopers LLP (PCAOB ID: 271)

99.9	Consent of Michael P. Sheehan

99.10	Consent of Richard Evans

99.11	Consent of Timothy J. Strong

99.12	Consent of Kevin Francis

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40‑F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:
/s/ David M. Cole
	Name:	David M. Cole
	Title:	Chief Executive Officer
Date: March 23, 2026